UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               FORM 10-Q

              Quarterly Report Under Section 13 or 15(d)
                of the Securities Exchange Act of 1934


  For the Quarter
Ended June 25, 2000                     Commission File Number 0-13433
-------------------                     ------------------------------

                           MILTOPE GROUP INC
         (Exact Name of Registrant as Specified in its Charter)
----------------------------------------------------------------------


            Delaware                                    11-2693062
---------------------------------                   ------------------
  (State or other jurisdiction                      (I.R.S. Employer
of incorporation or organization)                  Identification No.)


 500 Richardson Road South
      Hope Hull, AL                                       36043
---------------------------------                   ------------------
    (Address of principal                             (Zip Code)
     executive offices)


Registrant's telephone number, including area code (334) 284-8665

                            Not Applicable
----------------------------------------------------------------------
 Former name, former address and former fiscal year, if changed since last report


    Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

     Yes   X                       No
        ------                        ------

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the close of the period covered by this report. Outstanding at August 11, 2000: 5,871,523 shares of Common Stock, $.01 par value.

                    PART I - FINANCIAL INFORMATION
                  MILTOPE GROUP INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED BALANCE SHEETS
                              (unaudited)

                                                        As Restated
ASSETS                                    June 25,      December 31,
                                           2000            1999
                                       ------------    ------------
CURRENT ASSETS:
 Cash                                  $    513,000    $  2,437,000
 Accounts receivable                      8,197,000       4,477,000
 Inventories                             13,411,000      15,360,000
 Deferred income taxes                      919,000         535,000
 Other current assets                       295,000         467,000
                                       ------------    ------------
      Total current assets               23,335,000      23,276,000
                                       ------------    ------------
PROPERTY AND EQUIPMENT - at cost:
 Machinery and equipment                  8,846,000       8,786,000
 Furniture and fixtures                   1,628,000       1,615,000
 Land, building and improvements          6,701,000       8,449,000
                                       ------------    ------------
      Total property and equipment       17,175,000      18,850,000
 Less accumulated depreciation           10,104,000      10,374,000
                                       ------------    ------------
      Property and equipment - net        7,071,000       8,476,000
                                       ------------    ------------
DEFERRED INCOME TAXES                     3,245,000       3,629,000
OTHER ASSETS                              1,331,000       1,543,000
                                       ------------    ------------
TOTAL                                  $ 34,982,000    $ 36,924,000
                                       ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable                      $  4,026,000    $  4,089,000
 Accrued expenses                         3,478,000       5,737,000
 Current maturities of long-term debt     3,585,000       3,064,000
                                       ------------    ------------
      Total current liabilities          11,089,000      12,890,000
LONG-TERM DEBT                           12,011,000      14,028,000
                                       ------------    ------------
      Total liabilities                  23,100,000      26,918,000
                                       ------------    ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock - $.01 par value;
 20,000,000 shares authorized;
 6,811,112 shares outstanding
 at June 25, 2000 and
 December 31, 1999.                          68,000          68,000
Capital in excess of par value           20,261,000      22,178,000
Retained earnings                         5,798,000       2,005,000
                                       ------------    ------------
                                         26,059,000      24,183,000
Less treasury stock at cost              14,245,000      14,245,000
                                       ------------    ------------
      Total stockholders' equity         11,882,000      10,006,000
                                       ------------    ------------
TOTAL                                  $ 34,982,000    $ 36,924,000
                                       ============    ============

See Notes To Condensed Consolidated Financial Statements

                  MILTOPE GROUP INC. AND SUBSIDIARIES
            CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                              (unaudited)

                                                Twenty-Six Weeks Ended
                                            -----------------------------
                                                             As Restated
                                               June 25,        June 27,
                                                 2000            1999
                                            ------------     ------------
NET SALES                                   $ 18,452,000     $ 16,550,000

COSTS AND EXPENSES:
 Cost of sales                                14,228,000       14,141,000

  Selling, general and administrative          3,646,000        4,567,000

  Engineering, research and development          452,000          607,000
                                            ------------     ------------
   Total                                      18,326,000       19,315,000
                                            ------------     ------------
INCOME (LOSS) FROM OPERATIONS                    126,000       (2,765,000)

INTEREST EXPENSE -  net                          591,000          631,000
                                            ------------     ------------
LOSS BEFORE  INCOME TAXES                       (465,000)      (3,396,000)

INCOME TAX BENEFIT                                     -                -
                                            ------------     ------------
NET  LOSS                                   $   (465,000)    $ (3,396,000)
                                            ============     ============
BASIC AND DILUTED
  NET LOSS PER SHARE                        $       (.08)    $       (.58)
                                            ============     ============
WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING                           5,871,523        5,871,523
                                            ============     ============

See Notes To Condensed Consolidated Financial Statements

                  MILTOPE GROUP INC. AND SUBSIDIARIES
            CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                              (unaudited)

                                                Thirteen Weeks Ended
                                            ----------------------------
                                                            As Restated
                                               June 25,       June 27,
                                                 2000           1999
                                            ------------    ------------
NET SALES                                   $ 10,725,000    $  7,609,000
COSTS AND EXPENSES:

  Cost of sales                                8,638,000       7,002,000

  Selling, general and administrative          1,855,000       2,627,000

  Engineering, research and development          187,000         368,000
                                            ------------    ------------
   Total                                      10,680,000       9,997,000
                                            ------------    ------------
INCOME (LOSS) FROM OPERATIONS                     45,000      (2,388,000)

INTEREST EXPENSE -  net                          283,000         305,000
                                            ------------    ------------
LOSS BEFORE  INCOME TAXES                       (238,000)     (2,693,000)

INCOME TAX BENEFIT                                     -               -
                                            ------------    ------------
NET LOSS                                    $   (238,000)   $ (2,693,000)
                                            ============    ============
BASIC AND DILUTED
  NET LOSS PER SHARE                        $       (.04)   $       (.46)
                                            ============    ============
WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING                           5,871,523       5,871,523
                                            ============    ============

See Notes To Condensed Consolidated Financial Statements

                  MILTOPE GROUP INC. AND SUBSIDIARIES
            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
    FOR THE TWENTY-SIX WEEKS ENDED JUNE 25, 2000 AND JUNE 27, 1999
                              (unaudited)

                                                                              As Restated
                                                               June 25,         June 27,
                                                                2000              1999
                                                            -----------      ------------
OPERATING ACTIVITIES:
Net loss                                                    $  (465,000)     $ (3,396,000)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
   Depreciation and amortization                                695,000           894,000
   Provision for slow-moving and obsolete inventories           630,000           527,000
   Provision for doubtful accounts receivable                     5,000            28,000
   Deferred income taxes                                              -                 -
   Loss on sale of Property and Equipment                       (24,000)            3,000
   Change in operating assets and liabilities:               (3,725,000)        1,948,000
        Accounts receivable
        Inventories                                           1,319,000        (1,569,000)
        Other current assets                                    339,000            98,000
        Other assets                                            124,000           143,000
        Accounts payable and accrued expenses                   461,000           646,000
                                                            -----------      ------------
          Cash used in operating activities                    (641,000)         (678,000)
                                                            -----------      ------------
INVESTING ACTIVITIES:
   Purchase of property and equipment                           (79,000)         (281,000)
   Sale of property and equipment                               900,000                 -
                                                            -----------      ------------
          Cash provided by (used in) investing activities       821,000          (281,000)
                                                            -----------      ------------
FINANCING ACTIVITIES:
   Proceeds (payments) from revolving credit loan - net      (1,022,000)        1,703,000
   Payments of other long-term debt - net                    (1,082,000)         (158,000)
                                                            -----------      ------------
          Cash provided by (used in) financing activities    (2,104,000)        1,545,000
                                                            -----------      ------------
NET INCREASE (DECREASE) IN CASH                              (1,924,000)          586,000

CASH, BEGINNING OF PERIOD                                     2,437,000           298,000
                                                            -----------      ------------
CASH, END OF PERIOD                                         $   513,000      $    884,000
                                                            ===========      ============
SUPPLEMENTAL DISCLOSURE:
   Cash payments made for:
    Income taxes                                            $         -      $      2,000
                                                            ===========      ============
    Interest                                                $   641,000      $    597,000
                                                            ===========      ============

See Notes To Condensed Consolidated Financial Statements

              MILTOPE GROUP INC. AND SUBSIDIARIES
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          (unaudited)

1. Financial Statements - In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary (consisting of only normal and recurring accruals) to present fairly the financial position of the Miltope Group, Inc. ("the Company") and its subsidiaries as of June 25, 2000 and December 31, 1999 and the results of operations and cash flows for the twenty-six and thirteen weeks ended June 25, 2000 and June 27, 1999, respectively.

The results for the twenty-six weeks ended June 25, 2000 and June 27, 1999 are not necessarily indicative of the results for an entire year. It is suggested that these consolidated financial statements be read in conjunction with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

      Reclassifications - Certain prior years amounts have been reclassified to conform to the 2000 presentation.

2. Business Acquisitions - On April 1, 2000, the Company entered into an agreement with Great Universal Incorporated ("GUI"), to transfer GUI's ownership of 90% of the outstanding stock of IV Phoenix Group, Inc. ("PGI") to the Company. Since GUI, through its controlling interest in the Company, continues to own a controlling interest in PGI after the transfer, the acquisition has been recorded on the Company's books at GUI's historical cost and accounted for on an "as if pooled basis". Accordingly, the accompanying financial statements have been restated on this basis.

Revenues and net income for the separate companies and the combined amounts presented in the accompanying 2000 consolidated financial statements are as follows:

                                                Thirteen Weeks          Twenty Six Weeks
                                              Ended June 25, 2000      Ended June 25,2000
                                              -------------------      ------------------
Revenues:
  Miltope                                       $  9,634,000              $ 16,160,000
  PGI                                              1,200,000                 2,499,000

  Combined (net of related party transactions)  $ 10,725,000              $ 18,452,000

Net income:
  Miltope                                       $     12,000                   (24,000)
  PGI                                               (214,000)                 (368,000)

  Combined (net of related party transactions)  $   (238,000)             $   (465,000)

Certain amounts from PGI's prior financial statements were reclassified to conform to Miltope's presentation.

3.    Inventories - Net

Inventories consist of the following:

                                              As Restated
                          June 25, 2000      December 31, 1999
Purchased parts and
  Subassemblies           $  9,347,000         $ 10,278,000

Work-in-process              4,064,000            5,082,000
                          ------------         ------------
Total                     $ 13,411,000         $ 15,360,000
                          ============         ============

4. Income Taxes - No income tax benefit has been recognized related to the net operating losses for the twenty six weeks ended June 25, 2000 and June 27, 1999 as they have been fully reserved with a valuation allowance. Although realization is not assured, management believes it is more likely than not that the recorded deferred tax assets, net of valuation allowance provided, will be realized. The valuation allowances can be adjusted in future periods as the probability of realization of the deferred tax assets change.

5. Segment Information - The Company's reportable segments are organized around its two main products and services segments, Military/Rugged and Commercial. Through its military/rugged segment, the Company is engaged in the design, manufacture and testing of computer and computer peripheral equipment for military and other specialized applications requiring reliable operations in severe land, sea and airborne environments. These products are generally sold by the Company's business development group through the federal government bid process. The Company's commercial segment designs, develops, manufactures and markets commercial computer related products primarily for transportation, telecommunications and in-field maintenance markets. These products are sold through an established network of marketing representatives and Company employed sales people to a broad base of customers both international and domestic. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company's determination of segment operating profit (loss) does not reflect other income (expense) or income taxes.


Thirteen Weeks Ended June 25, 2000 and June 27, 1999
----------------------------------------------------

                                                                                       General
    June 25, 2000                        Military/Rugged   Commercial  Eliminations   Corporate     Consolidated
    -------------                        ---------------   ----------  ------------  -----------    ------------
    Net sales from external customers     $  7,308,000     $3,525,000  $  (108,000)                 $ 10,725,000
                                          ============     ==========  ===========                  ============
    Segment operating income (loss)       $   (168,000)    $  250,000  $   (37,000)                 $     45,000
                                          ============     ==========  ===========                  ============
    Identifiable assets                   $ 22,342,000     $6,607,000  $    80,000   $ 5,953,000    $ 34,982,000
                                          ============     ==========  ===========   ===========    ============
    Capital expenditures                  $     19,000     $   10,000                               $     29,000
                                          ============     ==========                               ============
    Depreciation and amortization         $    216,000     $   84,000  $    37,000                  $    337,000
                                          ============     ==========  ===========                  ============


    As Restated                                                                                   General
    June 27, 1999                        Military/Rugged   Commercial  Eliminations   Corporate     Consolidated
    -------------                        ---------------   ----------  ------------  -----------    ------------
    Net sales from external customers     $  5,258,000     $3,693,000  $(1,342,000)                 $  7,609,000
                                          ============     ==========  ===========                  ============
    Segment operating income (loss)       $ (1,415,000)    $ (936,000) $   (37,000)                 $ (2,388,000)
                                          ============     ==========  ===========                  ============
    Identifiable assets                   $ 27,919,000     $8,100,000  $   226,000   $ 5,878,000    $ 42,123,000
                                          ============     ==========  ===========   ===========    ============
    Capital expenditures                  $    120,000     $  109,000                               $    229,000
                                          ============     ==========                               ============
    Depreciation and amortization         $    253,000     $  106,000  $    37,000                  $    396,000
                                          ============     ==========  ===========                  ============

Twenty-Six Weeks Ended June 25, 2000 and June 27, 1999
------------------------------------------------------

                                                                                       General
    June 25, 2000                        Military/Rugged   Commercial  Eliminations   Corporate     Consolidated
    -------------                        ---------------   ----------  ------------  -----------    ------------
    Net sales from external customers     $ 11,674,000     $6,985,000  $  (207,000)                 $ 18,452,000
                                          ============     ==========  ===========                  ============
    Segment operating income (loss)       $   (532,000)    $  731,000  $   (73,000)                 $    126,000
                                          ============     ==========  ===========                  ============
    Identifiable assets                   $ 22,342,000     $6,607,000  $    80,000   $ 5,953,000    $ 34,982,000
                                          ============     ==========  ===========   ===========    ============
    Capital expenditures                  $     44,000     $   35,000                               $     79,000
                                          ============     ==========                               ============
    Depreciation and amortization         $    444,000     $  178,000  $    73,000                  $    695,000
                                          ============     ==========  ===========                  ============
</TABLE



    As Restated                                                                                   General
    June 27, 1999                        Military/Rugged   Commercial  Eliminations   Corporate     Consolidated
    -------------                        ---------------   ----------  ------------  -----------    ------------
    Net sales from external customers     $ 11,312,000     $7,356,000  $(2,118,000)                 $ 16,550,000
                                          ============     ==========  ===========                  ============
    Segment operating income (loss)       $ (2,081,000)    $ (610,000) $   (73,000)                 $ (2,764,000)
                                          ============     ==========  ===========                  ============
    Identifiable assets                   $ 27,919,000     $8,100,000  $   226,000   $ 5,878,000    $ 42,123,000
                                          ============     ==========  ===========   ===========    ============
    Capital expenditures                  $    154,000     $  127,000                               $    281,000
                                          ============     ==========                               ============
    Depreciation and amortization         $    571,000     $  250,000  $    73,000                  $    894,000
                                          ============     ==========  ===========                  ============

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion includes certain forward looking statements which are affected by important factors including, but not limited to, actions of competitors, termination of contracts at the convenience of the United States government, customer funding variations in connection with multi-year contracts and follow-on options that could cause actual results to differ materially from forward looking statements.

GENERAL
-------
      The following discussion and analysis presents certain factors affecting the Company's results of operations for the thirteen weeks and twenty-six weeks ended June 25, 2000, as compared to the thirteen weeks and twenty-six weeks ended June 27, 1999.

RESULTS OF OPERATIONS
---------------------
Thirteen  weeks ended  June 25, 2000 compared to thirteen  weeks  ended
June 27, 1999
-----------------------------------------------------------------------
      Net  sales  for  the thirteen weeks ended June 25,  2000  (second
quarter of 2000) were $10,725,000        compared to net sales for  the
thirteen weeks ended June 27, 1999 (second quarter of 1999) of $7,609,000. The increase in sales was primarily attributable to increased sales to the government of SPORT units and increased sales of commercial airborne products.

      The gross margin percentage for the second quarter of 2000 was 19.5% compared to 8.0% for the same period in 1999. The increase is primarily attributable to a more favorable product mix in the second quarter of 2000.

      Selling, general and administrative expenses for the second quarter of 2000 decreased 29.4% from the second quarter of 1999, to $1,855,000. These expenses as a percent of sales were 17.3% in the second quarter of 2000 compared to 34.5% for the similar period in 1999. The decrease as a percent of sales is primarily attributable to increased sales in the second quarter of 2000 as compared to the second quarter of 1999.

      Company sponsored engineering, research and development expenses for the second quarter of 2000 decreased 49.0% from the second quarter of 1999, to $187,000. These expenses as a percent of sales were 1.7% in the second quarter of 2000 compared to 4.8% for the similar period in 1999. The decrease as a percent of sales is primarily attributable to increased sales in the second quarter of 2000.

      Interest expense, net of interest income, was $283,000 in the second quarter of 2000 compared to $305,000 for the similar period in 1999. The increase reflects decreased debt compared to the prior year.

      Net loss for the second quarter of 2000 was $238,000 compared to net loss of $2,693,000 in the second quarter of 1999. The basic and diluted net loss per share was $0.04 for the second quarter of 2000 compared to the basic and diluted net loss per share of $0.46 for the similar period in 1999 based on a weighted average of 5,871,523 shares of the Company's common stock outstanding for the second quarter of 2000 and 1999. The increase in earnings was primarily attributable to increased sales and a more favorable product mix coupled with significantly lower selling, general and administrative expense in the second quarter of 2000 compared to the second quarter of 1999.

Twenty-six weeks ended June 25, 2000 compared to twenty-six weeks ended June 27, 1999
-----------------------------------------------------------------------
     Net sales for the twenty-six weeks ended June 25, 2000 (first half of 2000) were $18,452,000 compared to net sales for the twenty-six weeks ended June 27, 1999 (first half of 1999) of $16,550,000. The increase in sales was primarily attributable to increased sales in both military products and commercial airborne products.

      The gross margin percent for the first half of 2000 was 22.9% compared to 14.6% for the same period in 1999. The increase in gross margin percent was primarily attributable to increased sales and a more favorable product mix.

     Selling, general and administrative expenses for the first half of 2000 decreased 20.2% from the first half of 1999, to $3,646,000. These expenses as a percent of sales were 19.7% in the first half of 2000 compared to 27.6% for the similar period in 1999. The decrease as a percent of sales is primarily attributable to increased sales and decreased expenses as compared to the second quarter of 1999.

      Company sponsored engineering, research and development expenses for the first half of 2000 decreased 25.6% from the first half of 1999, to $452,000. These expenses as a percent of sales were 2.4% in the first half of 2000 compared to 3.7% for the similar period in 1999. The decrease as a percent of sales is primarily attributable to increased sales and decreased expenses compared to the second quarter of 1999.

      Interest expense, net of interest income, was $591,000 in the first half of 2000 compared to $631,000 for the similar period in 1999. The decrease reflects decreased debt compared to the prior year.

     The net loss for the first half of 2000 was $465,000 compared to a net loss of $3,396,000 in the first half of 1999. The basic and diluted net loss per share was $0.08 for the first half of 2000 as compared to the basic and diluted net loss per share of $0.58 for the similar period in 1999 based on a weighted average of 5,871,523 shares of the Company's common stock outstanding for the second quarter of 2000 and 1999. The increase in earnings was primarily attributable to increased sales and improvements in product mix and costs as compared to 1999.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------
     Working capital approximated $12,246,000 at June 25, 2000 compared to $10,386,000 at December 31, 1999. Accounts receivable increased approximately $3,720,000 as a result of increased sales in June of 2000. Inventories decreased approximately $1,949,000 primarily as a result of increased sales and improvements in vendor delivery terms. Deferred income taxes and other current assets increased $212,000 primarily as a result of the timing of certain deferred taxes. Accounts payable decreased approximately $63,000 reflecting normal payment terms and lower inventory levels. Accrued expenses decreased approximately $2,259,000 primarily as a result of the conversion from liability to capital of certain amounts owed to GUI by PGI, a subsidiary of the Company.

      The Company's $15,000,000 revolving credit agreement with its primary lender matured on May 31, 1999 and was converted into a term loan payable in twelve equal quarterly installments commencing August 31, 1999. As of August 7, 2000, the Company was in compliance with all requirements under the term loan. The Company has committed to continue its search for a lender to replace the existing term loan. In the near term the Company anticipates its cash position as being adequate to sustain the Company's ongoing financial commitments and growth. The Company's accounts receivable, contract rights and inventories are pledged as collateral to the agreement.

      The credit agreement referenced above includes various provisions requiring the maintenance of certain financial ratios and limitations on (i) transactions with affiliates, (ii) other debt and guarantees,
(iii) investments in, and advances to, other entities, and (iv) payment of dividends. At December 31, 1999, the Company was in default of certain financial ratio requirements related to minimum net worth and cash flows measured annually and to total liabilities and tangible net worth measured quarterly. The Company obtained a letter dated March 28, 2000, from the primary lender waiving all violations as of December 31, 1999; revising the ratio requirement for total liabilities to tangible net worth for the measurement dates in 2000; and revising the principal repayment requirements for 2000 to a total of $1,875,000.

YEAR 2000 ISSUES
----------------
Year 2000 Compliance

      In 1998, the Company developed and began implementing a plan to review its overall Year 2000 exposure and other issues surrounding Year 2000 compliance. The plan encompassed the Company's mission critical information technology systems, its vendors, its customers and its products.

      As of August 7, 2000, the Company has experienced no computer related problems as a result of the Year 2000 issue in any of the areas referred to above. In addition, the Company is not currently aware of any circumstances that would indicate a likely Year 2000 related problem in the future. However, the Company will continue to monitor its Year 2000 compliance.

      The Company has spent less than $250,000 in conjunction with its Year 2000 remediation and no significant additional expenditures are anticipated.

PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

     The Company, from time to time, is a party to pending or threatened legal proceedings and arbitrations. Based upon information presently available, and in light of legal and other defenses available to the Company, management does not consider liability from any threatened or pending litigation to be material.

Item 5 - Other Information

      In conjunction with its acquisition of 90% of the outstanding shares of stock of PGI, the Company has also entered into a Call Option Agreement with GUI whereby the Company grants GUI the option and right to repurchase all and not less than all of the acquired PGI shares. The Call Option may only be exercised for the amount of the original purchase price of the shares during a thirty (30) day period beginning April 1, 2001.

Item 6 - Exhibits and Reports on Form 8-K

       (a) Exhibits
           --------
            27.  Financial Data Schedule

       (b) Reports on Form 8-K
           -------------------
          No reports have been filed prior to the filing of this report on Form 10-Q. Subsequent to this filing, a report will be filed on Form 8-K related to the acquisition of a significant portion of the outstanding stock of an affiliated party as disclosed in this Form 10-Q.

Item 7a - Quantitative and Qualitative Disclosures About Market Risk

     Market risk is the risk of loss arising from adverse changes in market prices and interest rates. The Company is exposed to interest risk inherent in its financial instruments. The Company is not currently subject to foreign currency or commodity price risk. The Company manages its exposure to these market risks through its regular operating and financing activities.

     The Company has a term credit loan and an Industrial Development Authority Bond Issue that are exposed to changes in interest rates during the course of their maturity. Both debt instruments bear interest at current market rates and thus approximate fair market value. The Company manages its interest rate risk by (a) periodically retiring and issuing debt and (b) periodically fixing the interest rate on the London Inter Bank Offered Rate (LIBOR) portion of its revolving credit loan for 30 to 60 days in order to minimize interest rate swings. A 10% increase in interest rates would affect the Company's variable debt obligations and could potentially reduce future earnings by a maximum of approximately $112,000.

                           SIGNATURES
                           ----------


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                               MILTOPE GROUP INC.


                               By:  /s/ Thomas Dickinson
                                  ----------------------------------------
                                  Thomas Dickinson,
                                  President  and  Chief  Executive Officer
                                  (Principal Executive Officer)






Dated:  August 14, 2000